Exhibit 99.1

FOR IMMEDIATE RELEASE:

Compugen Reports Second Quarter 2022 Results

•	Prioritized two indications, MSS-CRC and NSCLC, utilizing fully owned assets, COM701 and COM902
•	Focus on MSS-CRC and NSCLC expected to provide highest probability of success and support future path to registration
•	Focused development plan results in strategic decision to wind down Phase 1 cohort expansion studies resulting in the conclusion of collaboration with Bristol Myers Squibb
•	Most advanced preclinical program with first-in-class potential entering pre-IND enabling studies
•	Extended cash runway expected to last through the end of 2024

HOLON, ISRAEL, August 4, 2022 –– Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, provided a corporate update and announced financial results for the second quarter ended June 30, 2022.

Corporate Update
“Adapting to challenging market conditions, we have taken a strategic decision to focus on two prioritized indications, microsatellite stable-colorectal cancer (MSS-CRC) and non-small cell lung cancer (NSCLC), and wind down our broad Phase 1 cohort expansion program resulting in the conclusion of our collaboration with Bristol Myers Squibb,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “I would like to thank Bristol Myers Squibb for our productive interactions and for their support in providing nivolumab and their anti-TIGIT, BMS-986207, enabling us to initiate the triple and dual combination studies to evaluate our DNAM-1 axis hypothesis at a time when our own differentiated anti-TIGIT, COM902 had not yet reached the clinic. Additionally, my sincere thanks to the investigators, their staff, and the patients for participating in these studies. This strategic decision allows us to extend our cash runway into the end of 2024, execute on our strong belief in COM701 and gives us the freedom to switch to and develop our own differentiated anti-TIGIT antibody, COM902. Concluding the collaboration with Bristol Myers Squibb provides us with what is expected to be the greatest opportunity to advance and partner our clinical assets and support a future path to registration.”

Dr. Cohen-Dayag continued, “Our clinical data from the COM701/nivolumab dose escalation and cohort expansion study in a small number of MSS-CRC patients, show a modestly higher response rate compared to what has been reported for standard of care. We believe that this initial data, along with the translational package showing a COM701 driven mechanism, supports the evaluation of COM701 triple combination in a single arm study. The full data from the COM701/nivolumab cohort expansion study in MSS-CRC and details of the new study design along with timelines is expected to be presented once finalized in the fourth quarter of this year. The second indication we have prioritized is NSCLC in anti-PD-(L)1 treated patients. As an inflamed tumor type sensitive to PD-1 and possibly TIGIT checkpoints, NSCLC was selected as a tumor type with increased probability of responding to our triplet combination. We also plan to evaluate the blockade of PVRIG and TIGIT in combination with standard of care in this indication, to build an additional path to randomized studies. The design and timelines of the NSCLC program will be presented once finalized in the fourth quarter of this year. We believe focusing on these indications provides us with the highest probability of success, and we plan to share the progress and initial findings from these studies during 2023.”

Dr. Cohen-Dayag added, “I am also extremely proud of the progress we have made in our preclinical portfolio. Several early-stage programs from our computational discovery platform are advancing in our pipeline with the most advanced program about to enter pre-IND enabling studies with first-in-class potential. We are very excited about this program, which is targeting a soluble immune checkpoint upregulated in the tumor microenvironment in response to IFN-γ. We developed a very high affinity antibody, COM503, to block this soluble immune checkpoint pathway and we believe we are the first to do so. The antibody has demonstrated preclinical in-vitro and in-vivo activity as monotherapy and in combination with other checkpoint inhibitors across various models and systems. We intend to share details on this program in the fourth quarter of this year.”

Dr. Cohen-Dayag concluded, “With the decisive actions we have taken, we are being cash efficient and may be better positioned to bring value to our stakeholders. I am excited with what we have achieved and look forward to continuing to focus on execution and delivering value to our shareholders and patients.”

Financial Results
As of June 30, 2022, cash, cash equivalents, short-term bank deposits and restricted cash totaled approximately $97 million, compared with approximately $118 million as of December 31, 2021. As a result of the Company’s strategic decision to end its Phase 1 program early and focus on two prioritized indications, the Company expects its existing cash and cash related balances to be sufficient to fund its operating plan into the end of 2024, without taking into consideration any cash inflows. Compugen does not have any debt.

R&D expenses for the second quarter ended June 30, 2022, were approximately $6.8 million, no change from the comparable period in 2021. Going into the second half of 2022, the reduction in R&D expenses is expected to be limited and will reflect winding down expenses of the current ongoing studies as well as preparation for the planned prioritized clinical studies. We expect that the full effect of the reduction in expenses will be reflected in 2023.

General and administrative expenses for the second quarter ended June 30, 2022, were approximately $2.6 million compared with approximately $2.7 million for the comparable period in 2021.

Cash balance at the end of 2022 is expected to be approximately $72-$74 million.

Net loss for the second quarter ended June 30, 2022, was approximately $9.1 million, or $0.11 per basic and diluted share, compared with a net loss of approximately $9.5 million, or $0.11 per basic and diluted share, in the comparable period of 2021.

Full financial tables are included below

Conference call and webcast information
The Company will hold a conference call today, August 4, 2022, at 8:30 AM ET to review its second quarter 2022 results. To access the live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call will be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class monoclonal antibody targeting TIGIT for the treatment of solid tumors. Partnered programs include bapotulimab, an antibody targeting ILDR2, in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a TIGIT/PD-1 bispecific derived from COM902 (AZD2936) in Phase 1/2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our expectations that the conclusion of the collaboration with Bristol Myers Squibb provides Compugen with the greatest opportunity to advance and partner its clinical assets and support a future path to registration; our belief that the initial clinical data from the COM701/nivolumab cohort expansion study in a small number of MSS-CRC patients, along with the translational package showing a COM701 driven mechanism, supports further evaluation of COM701 triple combination in a single arm study; statements regarding the increased probability of NSCLC to respond to our triplet combination; statements regarding our expectations that our focus on MSS-CRC and NSCLC indications is expected to provide highest probability of success to support a future path to registration; statements regarding the potential of our most advanced preclinical program to be first-in-class; our expectation that existing cash and cash related balances will be sufficient to fund our operating plan through the end of 2024; and our expectations regarding the timing for disclosure of the new studies design and data. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: In the near term, Compugen is highly dependent on the success of COM701 and of COM902; Compugen may not be able to advance its internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so; Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete its trials on the timelines it expects; Compugen has limited experience in the development of therapeutic product candidates, and it may be unable to implement its business strategy. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications Compugen Ltd.
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Six Months Ended,
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Operating expenses
Research and development expenses	6,812	6,797	13,982	14,123
Marketing and business development expenses	255	241	478	465
General and administrative expenses	2,570	2,659	5,173	5,373
Total operating expenses	9,637	9,697	19,633	19,961
Financial and other income, net	493	200	779	559
Loss before taxes on income	(9,144)	(9,497)	(18,854)	(19,402)
Taxes on income	-	-	-	-
Net loss	(9,144)	(9,497)	(18,854)	(19,402)

Basic and diluted net loss per ordinary share	(0.11)	(0.11)	(0.22)	(0.23)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	86,518,714	83,799,634	86,486,612	83,739,983

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30,	December 31,
	2022	2021
	Unaudited

ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	97,288	117,762
Other accounts receivable and prepaid expenses	4,696	5,460
Total current assets	101,984	123,222

Non-current assets
Long-term prepaid expenses	1,906	1,911
Severance pay fund	2,866	3,125
Operating lease right to use asset	1,952	2,247
Property and equipment, net	1,604	1,658
Total non-current assets	8,328	8,941

Total assets	110,312	132,163

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	10,474	12,699
Current maturity of operating lease liability	615	768
Short-term deferred participation in R&D expenses	2,906	3,629
Total current liabilities	13,995	17,096

Non-current liabilities
Long-term deferred participation in R&D expenses	1,051	2,715
Long-term operating lease liability	1,491	1,982
Accrued severance pay	3,394	3,677
Total non-current liabilities	5,936	8,374

Total shareholders' equity	90,381	106,693

Total liabilities and shareholders' equity	110,312	132,163